Exhibit 99.2

Stockholm, Sweden	Aug 13, 2020

Interim Report Q2, 2020

Successful capital raise on NASDAQ

“In June we successfully closed a $90m U.S. IPO on NASDAQ, which including the greenshoe that was exercised in July resulted in gross proceeds of $97m in total. This successful and pioneering transaction, which was the first time a Swedish life science company raised capital on NASDAQ Global Select in an IPO, secured the funding we believe will be necessary to fully complete our Phase 3 study and, if approved, commercially launch the product in the U.S. The U.S. IPO also gave us added flexibility to pursue additional development initiatives related either to our existing pipeline or potential external additions.

In Q2 as we were faced with some extreme circumstances due to COVID-19, we pulled out all the stops to ensure that any impact on the NefIgArd clinical trial was mitigated and any serious disruption kept to a minimum. Special task forces were created, communication and collaboration with our global network of national coordinators were intensified and every detail of every part of the trial was reviewed, assessed and where needed, mitigating solutions were implemented. As a result, the trial remains on plan to report top line data in Q4 as the first Phase 3 clinical trial in IgA nephropathy to do so on a global basis. We are excited and proud to be in this position under these extreme circumstances.”

Renée Aguiar-Lucander, CEO

Summary of Q2 2020

April 1 – June 30, 2020

•	No net sales for the three months ended June 30, 2020 were recognized. For the three months ended June 30, 2019 net sales amounted to SEK 138.2 million.

•	Operating profit/(loss) amounted to (SEK 66.6 million) and SEK 85.4 million for the three months ended June 30, 2020 and 2019, respectively.

•	Profit/(loss) before income tax amounted to (SEK 61.3 million) and SEK 83.2 million for the three months ended June 30, 2020 and 2019, respectively.

•	Earnings/(loss) per share before dilution amounted to (SEK 1.50) and SEK 2.36, and after dilution amounted to (SEK 1.50) and SEK 2.35 for the three months ended June 30, 2020 and 2019, respectively.

•	Cash amounted to SEK 1,459.6 million and SEK 534.9 million as of June 30, 2020 and 2019, respectively.

Significant events during Q2 2020, in summary

•	In April 2020, Calliditas appointed Dr. Richard Philipson as Chief Medical Officer (CMO).

•	In April 2020, Calliditas provided an update on its business activities and financial position on the evolving COVID-19 pandemic, focused on the continuity of the ongoing Phase 3 trial.

•	In June 2020, Calliditas completed an initial public offering on The Nasdaq Global Select Market in the United States for gross proceeds of approximately USD 90 million before deduction of issuance costs.

•	In June 2020, the Annual General Meeting of Calliditas was held and, among other things, the meeting decided on the election of Molly Henderson to the Board of Directors.

Significant events after the end of reporting period, in summary

•	In July 2020, Calliditas announced the exercise of the partial over-allotment option from the IPO on The Nasdaq Global Select Market. Calliditas was thereby provided with additional gross proceeds of approximately USD 6.9 million before deduction of issuance costs.

•	In August 2020, Calliditas announced it has reached an agreement to acquire a controlling interest in Genkyotex SA, a leader in NOX inhibition therapies, with expected closing in October 2020.

Investor Presentation August 13, 14:30 CET

Audio cast with teleconference, Q2 2020, August 13, 2020, 14:30 (Europe/Stockholm)

Webcast: https://tv.streamfabriken.com/calliditas-therapeutics-q2-2020

Teleconference: SE: +46856642693 UK: +443333009264 US: +18335268383

Financial calendar

Interim report for the period January 1 – September 30, 2020	November 12, 2020
Year-end report for the period January 1 – December 31, 2020	February 18, 2021
Interim report for the period January 1 – March 31, 2021	May 13, 2021

For further information, please contact:

Renée Aguiar-Lucander, CEO at Calliditas

Email: renee.lucander@calliditas.com

Telephone: +46 722 52 10 06

Mikael Widell, Investor Relations

Email: mikael.widell@calliditas.com

Telephone: +46 703 11 99 60

The information was submitted for publication, through the agency of the contact persons set out above, at 07:00 CET on August 13, 2020.

About Calliditas Therapeutics

Calliditas Therapeutics is a specialty pharmaceutical company based in Stockholm, Sweden. It is focused on developing high quality pharmaceutical products for patients with a significant unmet medical need in niche indications, in which the Company can partially or completely participate in the commercialization efforts. The Company is focused on the development and commercialization of the product candidate Nefecon, a unique two-step formulation optimized to combine a time lag effect with a concentrated release of the active substance budesonide, within a designated target area. This patented, locally acting formulation is intended for treatment of patients with the inflammatory renal disease IgA nephropathy (IgAN). Calliditas Therapeutics is running a global Phase 3 study within IgAN and aims to commercialize Nefecon in the US. The company is listed on Nasdaq Stockholm (ticker: CALTX). Visit www.calliditas.com for further information.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, business plans and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’’ business, operations, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, and other risks identified in the section entitled “Risk Factors” Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.